UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2014

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors and Corporate Auditors

Tokyo, May 14, 2014 — Mitsubishi UFJ Financial Group, Inc. today announced the following planned changes of Directors and Corporate Auditors:

1. Changes of Representative Directors

(1) Transitioning Representative Director (as of May 14, 2014)

Name	New Position	Former Position
Ichiro Hamakawa	Senior Managing Director	Senior Managing Director Chief Planning Officer (Representative Director)

(2) Retiring Representative Director (as of June 27, 2014)

Name	New Position	Former Position
Takamune Okihara	Retiring	Chairman (Representative Director)

(3) Change of Representative Director (as of May 14, 2014)

Name	New Position	Former Position
Akihiko Kagawa	Senior Managing Director Chief Compliance and Risk Officer (Representative Director)	Managing Director Chief Compliance and Risk Officer (Representative Director)

(4) New Director Candidates (as of June 27, 2014)

Name	New Position	Former Position
Kiyoshi Sono	Chairman (Representative Director)	—

Tadashi Kuroda	Managing Director Chief Planning Officer (Representative Director)	Managing Officer Chief Planning Officer

2. Changes of Directors

(1) Retiring Director (as of May 31, 2014)

Name	New Position	Former Position
Ichiro Hamakawa	Retiring	Senior Managing Director

(2) Retiring Directors (as of June 27, 2014)

Name	New Position	Former Position
Saburo Araki	Retiring	Director

Muneaki Tokunari	Retiring	Director

Kazuhiro Watanabe	Retiring	Outside Director

(3) New Director Candidates (as of June 27, 2014)

Name	New Position	Former Position
Takashi Nagaoka	Director	—

Tsutomu Okuda	Outside Director	—*1

Kunie Okamoto	Outside Director	Outside Corporate Auditor *2

Haruka Matsuyama	Outside Director	—*3

*1	Tsutomu Okuda has been a Director and Senior Adviser of J. Front Retailing Co., Ltd.
*2	Kunie Okamoto has been the Chairman of Nippon Life Insurance Company.
*3	Haruka Matsuyama has been a partner of Hibiya Park Law Offices.

3. Changes of Corporate Auditors

(1) Retiring Corporate Auditor (as of June 27, 2014)

Name	New Position	Former Position
Kunie Okamoto	Retiring	Outside Corporate Auditor

(2) New Corporate Auditor Candidate (as of June 27, 2014)

Name	New Position	Former Position
Yukihiro Sato	Outside Corporate Auditor	—*4

*4	Yukihiro Sato has been an advisor of Mitsubishi Electric Corporation.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

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